Certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed. The excluded information has been blacked out.

# AGREEMENT

This agreement ("Agreement"), effective as of September 26th, 2014 ("Effective Date"), is made between, on the one hand, (i)(a) Heidi Klum (to the extent this Agreement extends to copyright and trademark rights licensable and/or transferrable from Heidi Klum personally, as well as to any obligations, representations and warranties made or required personally by or of Heidi Klum hereunder) and (b) Heidi Klum Company LLC, ("Licensor"), additionally furnishing the services of Heidi Klum (Licensor and Heidi Klum having an address at 568 Broadway, Suite 603, New York, NY, 10012), and (ii) Bendon Limited, on the other hand, having an address at 8 Airpark Drive, Airport Oaks, Manukau, Auckland, New Zealand ("Licensee").

1. Definitions.
    a. "Initial Trademark" shall mean the trademarks to the words "Heidi Klum", to the extent Licensor and/or Heidi Klum owns and controls the same as of the Effective Date (and which trademarks in class 25 are currently detailed in the Schedule). "Expanded Trademark" shall mean any additional trademarks to or incorporating the words "Heidi Klum" (and any other trademarks mutually agreed in writing by the parties including HK Man) obtained after the date hereof. "Trademark" shall mean collectively the Initial Trademark and Expanded Trademark.
    b. "HK Name & Likeness" shall mean Heidi Klum's name and approved likeness.
    c. "Products" shall mean products, the design and final samples of which have been approved by Licensor pursuant to paragraph 18(h), which fall into the Authorized Categories (it being agreed that the Licensor cannot insist that the design aesthetic of the Products be amended from the aesthetic of the pre-existing brand without the written approval of the Licensee).
    d. "Authorized Categories" shall mean (i) the Intimates Category, and (ii) the Swim Category. Notwithstanding the foregoing, the Swim Category shall be deemed no longer one of the Authorized Categories, if (a) the Licensee does not launch a bona fide line of approved products bearing the Trademark in the Swim Category prior to December 31, 2016; or (b) the Licensee ceases at any time to distribute products bearing the Trademark in the Swim Category after December 31, 2016; or (c) pursuant to paragraphs 5(a)(ii)(2) and 5(e).
    e. "Intimates Category" shall mean: male and female (but not children's up to twelve (12) years of age) lingerie, underwear, nightwear, sleepwear, loungewear, and shapewear (i.e., undergarments designed to mold or hold a body to a certain shape such as bodysuits, slips, singlets, thigh shapers and waist control briefs (highwaisted)), but excluding outerwear designed for use generally outside of the home and athletic wear. Notwithstanding anything in this Agreement to the contrary, the Intimates Category shall include sports bras on a non-exclusive basis as of January 1, 2015, and on an exclusive basis as of July 1st, 2015.
    f. "Services" shall mean the services of Heidi Klum described at paragraph 7.
    g. "Swim Category" shall mean: male and female (of any age) swim and beachwear apparel products, and goods produced and sold specifically as swimming accessories (e.g., beach towels, pool and beach sandals, cover-ups, beach hats, and beach bags).

Notwithstanding the foregoing, the Swim Category shall exclude children's items to the extent there is a conflict with Licensor's and Heidi Klum's contractual relationship with Babies R' Us.

h. "Territory" shall mean the world.

2. License.

a. Licensor agrees to grant to Licensee an exclusive license to use the Trademark and HK Name & Likeness in connection with the manufacture, advertising, promotion, sale and distribution of Products in the Territory, during the License Term, and subject to the terms hereof (including, without limitation, all rights of approvals and other limitations thereon). For the avoidance of doubt, the rights granted to the Licensee herein will be limited to the Authorized Categories. The Licensee will not use the Trademark and/ or HK Name & Likeness outside of the Authorized Categories.

b. If at any time the Swim Category is deemed no longer one of the Authorized Categories (as set forth in paragraph 1(d) above), all rights in and to the Trademark and HK Name & Likeness with respect to the Swim Category shall revert to Licensor, and Licensee shall have no further right to exploit the Trademark and/or HK Name & Likeness in any manner in the Swim Category. Notwithstanding the foregoing, if the Licensee has already manufactured and/or distributed Products in the Swim Category prior to such termination / reversion, the Licensee shall have the right to sell-off such Products pursuant to the terms of paragraph 6 below.

c. Distribution channels for the duration of the License Term shall be limited to high and mid-tier retailers (including J.C. Penney and retailers that operate a comparable market positioning in the relevant location) and will include distributors, physical stores and online. Retailers will be limited to department stores, boutiques, and fashion stores, and will include the physical store and online channels operated by the Licensee. All retailers will have a market positioning and sales environment compatible with the public image and reputation of the Trademark, Heidi Klum, and the Licensor within the Authorized Categories in the relevant location. Discounting and clearance specialists will be used as circumstances require, as mutually approved by the parties (such approval not to be unreasonably withheld or delayed).

d. Neither the Licensor nor Heidi Klum will, during the License Term, endorse any products or services within the Authorized Categories (which, for the purposes only of this subparagraph 2(d) shall not be limited to ages over 12 years old), other than as the same involves the Licensee ("Endorsement Restriction"). Neither the Licensor nor Heidi Klum will, during the License Term, use or authorize the use of the Trademark, or a trademark that is identical or substantially similar to the trademarks used on the Products in the Authorized Categories (which, for the purposes only of this subparagraph 2(d) shall not be limited to ages over 12 years old), other than as the same involves the Licensee ("Licensing Restriction"). Provided that (i) the License Term extends for the Initial License Term (unless terminated earlier by the Licensee or the Licensor for cause), and (ii) the Licensor does not terminate the License Term for cause, the Endorsement Restriction shall be extended to include the Sell-Off Period (i.e., one

(1) year following the end of the License Term), and the Licensing Restriction shall be extended to include a period of two (2) years immediately following the License Term (i.e., inclusive of the Sell-Off Period and one (1) additional year immediately following the Sell-Off Period).

e. Notwithstanding anything to the contrary herein, the parties acknowledge that the Licensor is currently in an agreement with Babies R' Us and that: (i) any continued dealings with Babies R' Us shall not be subject to the terms and restrictions of subparagraph 2(d); and (ii) such agreement shall not be deemed in conflict or violation with this Agreement.

3. License Term.

a. The term of the license under this Agreement ("License Term") shall mean the Initial License Term, plus any and all Additional License Terms.

i. The "Initial License Term" shall begin as of the date hereof, and shall continue until December 31, 2021. Neither party may terminate this Agreement prior to the expiration of the Initial License Term, except as set forth in paragraph 5 below. The Initial License Term shall consist of seven (7) Contract Years. Each "Contract Year" of this Agreement shall begin on January 1st of that calendar year and continue through December 31st of that same calendar year, except for the first Contract Year, which shall begin as of the date hereof and continue through December 31, 2015.

ii. After the Initial License Term, the Licensee shall have the right, in its sole discretion, to renew the License Term for additional periods of five (5) years (each five-year renewal being an "Additional License Term"), on a rolling basis, by providing written notice to Licensor prior to the date which is 12 months prior to the expiration of the Initial License Term, or then-current Additional License Term, as applicable.

4. Services Term.

a. The term during which Heidi Klum is obligated to render the Services under this Agreement ("Services Term") shall consist of the Initial Services Term and the Additional Services Term.

i. The "Initial Services Term" shall begin as of the date hereof, and shall continue until December 31, 2021. Neither party may terminate the Initial Services Term without cause (i.e., except as set forth in paragraph 5(a) and 5(b) below).

ii. For so long as the Licensee renews the Additional License Term, the Services Term shall continue concurrently ("Additional Services Term"), provided that the Licensor shall have the right, in its sole discretion, to terminate the Services Term on or at any time after the expiration of the Initial Services Term, by providing 12-months prior written notice to the Licensee. Upon the Licensor's termination of the Services Term, Heidi Klum shall have no further obligation to render any Services under the Agreement.

5. Termination.

a. Licensor's termination rights:

i. Without limitation of the Licensor's other rights and remedies pursuant to paragraph 4(a)(ii), the Licensor may terminate this Agreement (including license of the Trademark and HK Name & Likeness) at anytime, if any of the following occur: (i) the Licensee does not pay [redacted] (and Licensee does not cure the same within thirty (30) days after the receipt of written notice); (ii) [redacted] (iii) the Licensee challenges Licensor's trademark ownership (including of the Trademark), (iv) the Licensee brings the Trademark, Licensor, and/or Heidi Klum into disrepute causing harm to its/her reputation; (v) the Licensee encounters a liquidation event, becomes insolvent, makes an assignment for the benefit of creditors, or declares bankruptcy; or (vi) the Licensee has breached one or more of its material representations or warranties hereunder and such breach is not cured within thirty (30) days following its receipt of written notice from Licensor, if such breach is capable of cure. [redacted] For the avoidance of doubt, the foregoing termination rights in the event of such termination are without limitation of the Licensor's other rights and remedies.

ii. [redacted]

iii. [redacted]

b. The Licensee's termination rights:

i. At any time, the Licensee may terminate the License Term if:

1. The Licensor has breached one or more of its material representations and warranties or material obligations hereunder and such breach is not

cured within thirty (30) days following the Licensor's receipt of written notice from Licensee, if such breach is capable of cure;

2. The Licensor legally challenges the Licensee's ownership of intellectual property subsisting in or associated with the Products (it being agreed that the Trademark and the HK Name & Likeness are not property of the Licensee);
3. Heidi Klum or the Licensor brings Heidi Klum, the Licensor, the Trademark, the Licensee or the Products into disrepute or is materially detrimental to the interests of the Licensee or the Products (provided that it is acknowledged that any past public behaviour of the Licensor or Heidi Klum is deemed not rising to a level so as to meet the standards of this provision); or
4. Heidi Klum or the Licensor encounters a liquidation event, becomes insolvent, makes an assignment for the benefit of creditors, or declares bankruptcy.

ii. At any time, the Licensee may terminate the Services Term, if:

1. Any of subparagraph 5(b)(i)(1), 5(b)(i)(2), 5(b)(i)(3), or 5(b)(i)(4) occurs;
2. Heidi Klum is grossly negligent or grossly incompetent in the provision of the Services; or
3. Heidi Klum dies or is incapacitated and therefore unable to perform the Services to the standard reasonably contemplated as of the Effective Date.

c. For the avoidance of doubt, the Licensee may not terminate the Initial License Term, the Initial Services Term, any Additional License Term or the Additional Services Term without cause (i.e., except to the extent and for the reasons set forth in subparagraph 5 (b) above) unless pursuant to paragraph 5(e). For the avoidance of doubt, the Licensee may choose not to renew for an Additional License Term, as set forth in paragraph 5(d) below.

d. The Initial License Term and each of the Additional License Terms (and the corresponding Services Term) shall automatically expire, unless the Licensee provides 12-months prior written notice to the Licensor electing to continue the same (i.e., December 31st of the Y6 Contract Year for the Initial Term, and December 31st of the fourth Contract Year for any Additional License Term). The Licensee may not renew the License Term without also renewing the Services Term, unless the Licensee would have the right to terminate the Services Term only, as set forth in subparagraph 5(b)(ii) above, or the Services Term has been previously terminated as permitted hereunder.

e. Without cause, at any time after the Initial License Term, the Licensee shall have the right to elect to terminate (upon 12-months written notice) the distribution of Products in the Swim Category only, at which point the Swim Category shall be deemed permanently excluded from the Authorized Categories, and the provisions of paragraph 2(b) above shall apply. Such termination shall not, in and of itself, impact the Licensee's rights to continue the then-current License Term and Services Term with respect to the Intimates Category. The Licensee's termination of the Agreement as to the Swim Category shall result in a reversion of rights to Licensor and Heidi Klum as to the Swim

Category pursuant to paragraph 2 above [redacted].

6. Sell-Off.
   a. Immediately following the expiration of the License Term, termination of the License Term by Licensee for cause, or termination as to the Swim Category only as permitted hereunder, the Licensee shall have the right for a period of twelve (12) months from the date of such expiration or termination to sell-off any remaining inventory of Products in the Authorised Category(ies) relevant to the expiration or termination which, at such date of expiration or termination, have already been manufactured or are in the process of manufacture ("Sell-Off Period"). For the avoidance of doubt, there shall be no Sell-Off Period following a termination of the License Term by Licensor pursuant to subparagraph 5(a)(i).
   b. The Licensee shall pay royalties on Products sold during the Sell-Off Period and shall report on those sales to Licensor in the same manner as during the License Term provided that if the termination giving rise to the Sell-Off Period is pursuant to paragraph 5(b) then [redacted].
   c. The sale of Products during the Sell-Off Period must meet the requirements set forth hereunder for Products to be marketed and sold during the License Term.
   d. At the expiration of the Sell-Off Period, the Licensor shall have the right to purchase all remaining inventory at the manufacturing cost plus reimbursement of duties, taxes, shipping & handling, insurance and transport costs paid or payable by the Licensee in association with that remaining inventory.
   e. For the avoidance of doubt, all terms of this Agreement as they apply to the License Term shall apply to the Sell-Off Period (including, without limitation, the Licensee's rights to use the Trademark and HK Name & Likeness, as permitted during the License Term [redacted]; however, neither the Licensor nor Heidi Klum shall owe any further obligations to the Licensee during the Sell-Off Period or thereafter except where expressly agreed otherwise between the parties.
   f. Specifically with respect to the Swim Category: if (i) at any time the Swim Category is deemed no longer an Authorized Category pursuant to paragraph 1(d); (ii) the Licensee has already commenced the manufacture of Products in the Swim Category; and (iii) the Licensor has not terminated the License Term pursuant to paragraph 5(a)(i), then the Sell-Off Period above shall apply to Products in the Swim Category only.

7. Services of Heidi Klum.
   a. For each Contract Year of the Initial Services Term, Heidi Klum shall render 20 days (unless the Licensee requires fewer) of services (inclusive of travel), ("Service Days"), of which 4 days shall be Design Days (defined below), and of which there can be no more than 6 days of travel ("Travel Days"). "Design Days" shall mean days on which Heidi Klum shall render services in connection with the design of Products. Design Days shall take place in either Los Angeles or New York City (at Heidi Klum's election), or such

alternative location as agreed with Heidi Klum, and there shall be 2 Design Days for each of the two seasonal collections of the Products (comprising a total of 4 Design Days per Contract Year, provided that no Design Days will be allocated to the approval of the January – June or July – December 2015 collections). For the avoidance of doubt, Design Days shall not include photography or commercial shoots, marketing activities, or promotional activities of any kind. Service Days which are neither Design Days nor Travel Days ("Work Days") shall be used for the marketing and promotion of the Products and may include photo-shoots, commercial shoots, modelling, public appearances, and ambassadorial and business development activities. There shall be no more than 3 Work Days (all consecutive) when Heidi Klum travels, unless otherwise agreed by Heidi Klum. It is agreed between the parties that the first Contract Year of the Initial Services Term shall be comprised of 4 Design Days, up to 6 Travel Days, and 10 Work Days (with such 10 Work Days anticipated to comprise 3 consecutive Work Days in Australia/New Zealand, 3 consecutive Work Days in Europe/UK, and 4 Work Days in the United States of which 2 Work Days shall be in Los Angeles, or wherever Heidi Klum then-currently resides or otherwise agrees, provided that any change to the foregoing location of the Work Days and consequential change to the associated travel will require the approval of Heidi Klum). For the avoidance of doubt, if less than 6 Travel Days are utilized for travel, the balance shall be available as Work Days.

b. For each Contract Year of the Additional Services Term, Heidi Klum shall render 18 Services Days (unless the Licensee requires fewer), of which 4 days shall be Design Days and of which there can be no more than 4 Travel Days. As above, Design Days shall take place in either Los Angeles or New York City (at Heidi Klum's election or as otherwise agreed by Heidi Klum), and there shall be 2 Design Days per season (comprising a total of 4 Design Days per year). There shall be no more than 3 Work Days (as defined above), all consecutive, when Heidi Klum travels, unless otherwise agreed by Heidi Klum. If less than 4 Travel Days are utilized for travel, the balance shall be available as Work Days.

c. Notwithstanding the foregoing, all Work Days used for photo shoots, commercial shoots or other marketing productions shall take place in Los Angeles or New York City (i.e., wherever Heidi Klum at that time resides, or as is otherwise agreed by Heidi Klum).

d. The Services will be performed in accordance with paragraph 12(c) and Heidi Klum will use reasonable efforts to maintain a public persona and appearance to positively represent the Products and avoid conduct or incident which may harm or denigrate her public persona, the value of the Trademark and HK Name & Likeness, and sales of the Products, provided that any behaviour which is consistent with Heidi Klum's past public behavior shall be deemed satisfactory of this provision.

e. All Service Days shall be subject to Heidi Klum's schedule and availability, with dates of Service Days mutually determined between the parties. The make-up, activity, and location of such Service Days shall be mutually agreed. Heidi Klum will act in good faith and use reasonable endeavours to be available to provide the Services on the dates and locations requested by the Licensee, and will act reasonably in the agreement of the make-up and activity of the Service Days having regard to the genuine commercial interests of the business conducted pursuant to this Agreement.

f. All Service Days will be confirmed in writing between the Chief Executive Officer or General Manager of Marketing of the Licensee, on the one hand, and Heidi Klum (or Jennifer Love), on the other hand.

g. For all Work Days other than Design Days, the Licensee must pay the customary rates of and travel for Heidi Klum's designated wardrobe stylist, designated hair stylist, and designated make-up stylist ("Glam Squad"). The Licensee shall have the right to approve such rates for the Glam Squad, provided that (i) such approval shall not be unreasonably withheld, and (ii) rates of individual Glam Squad members will be approved where they are comparable to similarly situated stylists in their respective industries (taking into account, without limitation, the high-end stature of such stylists). Notwithstanding the foregoing, where Work Days for PR activities involve Heidi Klum travelling internationally, it is agreed that only Heidi Klum's designated make-up artist will travel and that neither the designated wardrobe stylist nor designated hair stylist will travel.

h. Each Work Day which is a shoot day (e.g., commercial or photography shoot) shall be limited to 10 hours, inclusive of hair, make-up, and wardrobe time and lunch; Work Days which are used for promotional activities shall be limited to 8 hours, inclusive of hair, make-up, and wardrobe time and lunch; Design Days shall be limited to 8 hours. The number of hours constituting a day set out in this paragraph 7(h) can be extended upon agreement by Heidi Klum to enable completion of the activity being the subject of the relevant Work Day.

i. For any Service Days which take place not on a sound-stage, the Licensee must provide reasonable and appropriate security from a reputable firm.

8. Travel.

a. For any time that Heidi Klum travels in connection with this Agreement, Heidi Klum and Jennifer Love (or another individual of Heidi Klum's designation) shall be provided first class, round-trip air travel, first class, exclusive ground transportation to and from airports and to and from Service Day locations, and, if involving an overnight stay, first class hotel (Heidi Klum to be provided a suite, and to have approval over such hotel).

b. For all Service Days in Los Angeles, the Licensee shall provide first class, round-trip air travel, first class ground transportation to and from airports and to and from Service Day locations, and, if involving an overnight stay, first class hotel for Jennifer Love (or another individual of Heidi Klum's designation).

c. For any Service Days involving publicity, press, or appearances, the Licensee shall provide first class, round-trip air travel, first class ground transportation from airports and to Service Day locations, and, if involving an overnight stay, first class hotel for Heidi Klum's designated publicist.

d. The Licensee shall reimburse Licensor for any out-of-pocket travel expenses approved in writing by the Licensee, incurred in connection with this Agreement and consistent with this paragraph 8 within thirty (30) days after Licensee's receipt of an invoice for such expenses.

9. [redacted]

[redacted]

2310375.9

[redacted]

10. [redacted]

2310375.9

[redacted]

11. Payments.

a. All payments [redacted] shall be made on a quarterly basis, within 5 days following March 31st, June 30th, and September 30th, and within 45 days of December 31st of each Contract Year, less deductions required by law. Within 45 days following the end of each Contract Year commencing with effect from December 31st, 2015, the Licensee shall additionally provide the Licensor with a statement which includes a detailed description of the calculation of Net Sales for that Contract Year (including, without limitation, gross sales, deductions pursuant to paragraph 10(d) and the particular Products sold (by range), by distribution channel and country), together with, a payment of royalties [redacted] payable to Licensor for that Contract Year (if any). To the extent there is any overpayment of royalties made to the Licensor at the end of any Contract Year which requires a subsequent adjustment (e.g., due to returns processed after the date royalties were paid to the Licensor), the Licensee shall have the right to deduct from the next quarterly payment [redacted] (i..e, for the first quarter of the following Contract Year) an amount equal to such prior overpayment, together with a statement detailing calculations of the same. If there is no further quarterly payment due to the Licensor (i.e., such overpayment was made at the end of the Sell-Off Period, or the end of the License Term, if no Sell-Off Period), then the Licensee may require that the Licensor reimburse the Licensee for such overpayment. The Licensee shall also provide the Licensor periodically, and not more than quarterly throughout each Contract Year, with reports on the progress of the business as it pertains to the Products. Notwithstanding the foregoing, with respect to the first Contract Year only, US$100,000 of the first quarterly payment [redacted] shall be made within seven (7) days of the Licensor's signature hereof (as an advance, and fully applicable against, the first quarterly payment of the first Contract Year), and the three remaining quarterly payments shall be made within 5 days after June 30th, 2015, and September 30th, 2015, and within 45 days after December 31st, 2015, respectively. b. Currency

exchanges shall be calculated at the foreign exchange rate utilized by Licensee's primary bank, as advised to Licensor, directly from the local currency to US dollars, applying the average of the daily exchange rates for the calendar month during which money is remitted from foreign territories to the Licensee.

12. Obligations.
    a. The Licensee will produce two (2) collections of Products in the Intimates Category in each Contract Year from and including 2015 and, from 2016, an annual collection of Products in the Swim Category during the License Term and will maintain personnel and resources necessary to perform the substantive day-to-day operations of the business pertaining to the Products including as the same involve product design and development, merchandising, product sourcing, sales and distribution, logistics and operating expertise, infrastructure, marketing and finance.
    b. In its performance of this Agreement, the Licensee will not by any act or omission in breach of this Agreement damage, dilute or negatively impact, to a material extent, the value of the goodwill and reputation of the Trademark (or any part of it), Heidi Klum and/or the Licensor.
    c. Heidi Klum will perform, and the Licensor will so procure, the Services in a diligent manner with all due care, skill and ability.
13. Records and Audit.
    a. The Licensee agrees to maintain and keep (at the Licensee's place of business and at its sole expense) accurate books of account and records covering all transactions relating to this Agreement for at least three (3) years after the expiration or earlier termination of this Agreement. The Licensor and its duly authorized representative(s) shall have the right, at its own expense, upon reasonable notice and during normal business hours, to examine and copy such books of account, records and all other documents and materials in the possession or under the control of Licensee with respect to this Agreement. In the event that such inspection and audit reveals an underpayment in royalties payable to the Licensor, the Licensee shall immediately pay such underpayment, plus interest at prime. In the event such discrepancy is in excess of three percent (3%) of the amount actually due to the Licensor, the Licensee shall reimburse the Licensor for the cost of such inspection and audit.

14. Intellectual Property.
    a. The Licensor will retain ownership of the Trademark and HK Name & Likeness and all legal and beneficial rights in the goodwill subsisting in the Trademark and HK Name & Likeness.
    b. The Licensee will be authorised to affix the Trademark to, and to use the HK Name & Likeness in respect of, the Products manufactured, advertised, promoted, sold and distributed pursuant to (and subject to the terms of) this Agreement.
    c. The Licensee will retain all legal and beneficial rights in all intellectual property rights which subsist in the Products with the exception of the Trademark, HK Name & Likeness and the goodwill subsisting in the Trademark and HK Name & Likeness, including as the same subsist in the designs, creative concepts, physical characteristics, techniques and

method of construction of the Products, and all marketing material created for use in conjunction with the Products. In addition, the Licensee will own as intellectual property the relationships with and business information relevant to the vendors, customers and distributors as the same relate to the Products.

d. The Licensee will retain ownership of any trademarks used on the Products other than the Trademark ("Ancillary Trademarks") and all legal and beneficial rights in the goodwill subsisting in the Ancillary Trademarks. This may include sub-brands and range or style names. The Licensee will bear all costs associated with registering, maintaining and prosecuting the Ancillary Trademarks.

e. Neither the Licensor nor Heidi Klum will during or after the License Term be involved in, facilitate or be associated with the design, licensing, manufacture, promotion, sale or distribution of products that incorporate or feature design aesthetics, styling or physical characteristics identical or substantially similar to the Products that have been sold by the Licensee pursuant to this Agreement. Notwithstanding the foregoing, nothing in this paragraph 14(e) shall be deemed to limit any rights Heidi Klum and/or the Licensor may have as a member of the public, and Heidi Klum and the Licensor shall be entitled to use the Trademark and HK Name & Likeness (subject to any Endorsement Restriction and/or Licensing Restriction as set forth in this Agreement) and enjoy any rights it/she may have in the marketplace, so long as it/she does not infringe upon the copyright or other intellectual property rights of the Licensee.

f. Notwithstanding anything herein, the Licensee acknowledges and agrees that, to the best of the Licensor's knowledge, the Initial Trademark is not subject to existing third party rights within the Territory in respect of goods in the Authorized Categories, other than as communicated to the Licensee (i.e, as may be the case with respect to the Heidi Klein trademark in China).

g. As of the Effective Date, the Licensor has obtained certain trademark registrations for the Initial Trademark in certain trademark classes in the United States and certain other countries in the Territory at Licensor's sole cost and expense. To the extent the foregoing registrations apply to goods within the Authorized Categories they are for the purposes of this paragraph 14 the "Existing Registrations".

h. As between the parties, the Licensee shall, if it so chooses to use the Existing Registrations and/or to apply to obtain registrations for trademarks being the subject of this Agreement for use on and in respect of the Products (including in respect of class 35 retail rights and services as the same relate to the marketing, advertising, promotion, offer for sale and sale of Products including by retail store and online) that are additional to the Existing Registrations ("New Registrations"), be responsible to prosecute and maintain federal registrations for the Existing Registrations and New Registrations in the Authorized Categories in the Territory. The application for and registration of the New Registrations (and any amendments or extensions of Existing Registrations) by the Licensee will be made in the Licensor's name and on behalf of the Licensor, and the costs and expenses of registration of the New Registrations (and, to the extent used by Licensee, Existing Registrations) and any litigation concerning the Trademark (other than litigation from claims arising from or relating to prior to the date hereof or which do not arise from any use of the Trademark by the Licensee or any third

party having a business association with the Licensee such as a customer) ("Registration Costs" and "Litigation Costs", respectively) shall be borne by the Licensee. Notwithstanding the foregoing, (i) the first $120,000 of such Registration Costs of the New Registrations with respect only to the Intimates Category shall be deducted out of [redacted], and (ii), subject to the Licensee presenting to the Licensor a bonafide business plan that indicates the imminent, launch of a line in the Swim Category (which reasonably justifies the incurrence of costs of New Registrations related to Products in the Swim Category), the first $130,000 of Registration Costs with respect to only the Swim Category shall be deducted out of [redacted].

15. Marketing.

a. The Licensee will develop and implement creative direction and marketing including in respect of all branding, consumer/media messaging, brand partnerships and associations, and the visual representation and content of all brand marketing material as the same pertains to product packaging, web/social media presence, advertising, fixtures and other collateral. The creative direction and marketing will require Heidi Klum's approval which will be given on a timely basis to support the making of commitments pursuant to the Licensee's business timetable.

b. On or before each 31 October of each Contract Year, the Licensee will present to the Licensor for agreement within thirty (30) days a marketing plan for Heidi Klum's approval (to be given on a timely basis to support the making of commitments pursuant to the Licensee's business timetable) detailing the anticipated advertising and promotional activities, including all anticipated travel for Heidi Klum, (and associated spend to be incurred by the Licensee) for the Products being the subject of this Agreement.

16. Websites/ URLs.

a. During the License Term and any Sell-Off Period(s), the Licensee shall have the right to use the Trademark and HK Name & Likeness in the URL heidiklumintimates.com and any other URL's approved by Licensor (such approval not to be unreasonably withheld), all of which shall be maintained at Licensee's expense and assigned to Licensor after the License Term (or Sell-Off Period, if any). For the avoidance of doubt, there shall be no use of the Trademark and/or HK Name & Likeness in connection with "adult" or pornographic URL's and/or websites.

17. Manufacture.

a. All Products and each component thereof manufactured and/or distributed hereunder by Licensee shall comply with all applicable laws, regulations and voluntary industry standards detailed at paragraph 17(c) elated to international human rights and labor standards.

b. The Licensee shall follow commercially reasonable and proper procedures for testing Products and assuring that Products comply with the foregoing standards. The Licensee will be permitted to sub-contract the manufacture of the Products.

c. The workmanship of the Products will be consistent with all applicable laws and regulations and at least consistent with the AQL 2.5 Industry standard. In respect of ethical standards, the market standard known as the SA 8000 standard will apply.

d. The Licensee will use all reasonable endeavours to procure that the Licensor and/or its duly authorized representative(s) may at the Licensor's request visit the premises of manufacturers of the Products to test compliance with paragraph 17(c).

18. Approvals.

a. Heidi Klum shall have the right to approve every use of her name, likeness (including, without limitation, all photographs and any and all retouching thereof) and voice, all promotional and marketing materials, marketing plans, branding, brand partnerships and co-branding (if any), and all publicity, marketing, and design activities with which she's involved (including the activities, concepts, and elements of Work Days).

b. Heidi Klum shall have the right to approve all concepts, designs, prototypes, and final samples of the Products. Notwithstanding the foregoing, it is acknowledged that the January - June 2015 Intimates collection is approved.

c. Heidi Klum shall have the right to approve all packaging, labelling, fixtures, in-store signage, advertising, point of sales, sales promotion materials, product literature, and press releases issued by Licensee (it being agreed that the Licensee shall have the right to approve all press releases issued by Licensor and Heidi Klum).

d. Heidi Klum shall have the right to approve the brand name (if different than "Heidi Klum Intimates", "HK Man" and "Heidi Klum Swim") and the logo.

e. Heidi Klum shall have the right to approve the photographers, directors, and behind-the-scenes crews for all shoots.

f. Heidi Klum shall have the right to approve all advertisements and commercials (including the concepts and final cuts thereof).

g. Heidi Klum shall have the right to designate her "Glam Squad" (as defined above).

h. Approvals shall be given on a reasonable and timely basis to support the Licensee's commercial endeavors and timeline.

19. Insurance.

a. During the License Term, and for at least three (3) years after any Sell-Off Period, the Licensee shall maintain a general liability policy (inclusive of products liability) with a reputable international insurance carrier (with a rating no less than A+ from A.M. Best) and with a limit of at least US$5,000,000 per occurrence subject to an aggregate limit of not less than US$15,000,000 in respect of a twelve (12) month period. The insurance shall include the licensor as an additional insured for liability arising out of the actions of the Licensee in respect of the Products. Within thirty (30) days after the date hereof, the Licensee shall provide the Licensor with a copy of the certificate of insurance evidencing the above policy. It is of the essence of this Agreement that the Licensee give the Licensor written notice immediately upon the cancellation of any such insurance policy.

b. The Licensee's failure to provide the foregoing certificate of insurance and/or the Licensee's failure to maintain the above insurance policy shall immediately give the Licensor the right to either: (i) terminate this Agreement; or (ii) purchase any or all of the above insurance policies in the Licensor's and Heidi Klum's names, at the Licensee's sole cost and expense.

20. Representations and Warranties.

a. The Licensor represents and warrants that (i) it has the right and authority to enter into this Agreement and to perform its obligations hereunder; (ii) the making of this Agreement by the Licensor does not violate any agreement, right or obligation between the Licensor and any other person, entity, firm or corporation; and neither the execution and delivery of this Agreement, nor the performance of any or all of the terms and obligations herein, shall breach, be in conflict with or constitute a default under any agreement or commitment to which Licensor is a party; and (iii) that, to the Licensor's knowledge, there is no pending or threatened litigation which may affect the legality, validity or enforceability of this Agreement or any of the obligations contemplated herein or the Licensor's ability to fully perform its obligations herein or the Licensee's enjoyment of the benefit of the rights so granted.

b. Heidi Klum represents and warrants that (i) she has the right and authority to enter into this Agreement and to perform the obligations required of her hereunder; (ii) the making of this Agreement by her does not violate any agreement, right or obligation between her and any other person, entity, firm or corporation; and neither the execution and delivery of this Agreement, nor the performance of any or all of the terms and obligations required of her herein, shall breach, be in conflict with or constitute a default under any agreement or commitment to which she is a party; and (iii) that, to her knowledge, there is no pending or threatened litigation which may affect the legality, validity or enforceability of this Agreement or any of the obligations contemplated herein as the same relate to her, or her ability to fully perform the obligations required of her herein or the Licensee's enjoyment of the benefit of the rights so granted.

c. The Licensee represents and warrants that: (i) it is a company duly organized, validly existing and in good standing under the laws of its incorporation, with full power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (ii) it shall comply with and act in accordance with any and all laws and other legal obligations, including, without limitation, local, state and federal directives, rules, assessments, regulations, filing requirements, ordinances, statutes, codes, judgments binding them and civil or common law; (ii) the making of this Agreement by the Licensee does not violate any agreement, right or obligation between Licensee and any other person, entity, firm or corporation; and neither the execution and delivery of this Agreement, nor the performance of any or all of the terms and obligations herein, shall breach, be in conflict with or constitute a default under any agreement or commitment to which Licensee is a party, and (iii) that, to the Licensee's knowledge, there is no pending or threatened litigation which may affect the legality, validity or enforceability of this Agreement or any of the obligations contemplated herein or Licenser's to fully

perform its obligations herein or the Licensor's enjoyment of the benefit of the rights so granted.

21. Indemnity.

a. The Licensor and Heidi Klum shall defend and indemnify the Licensee and shall hold the Licensee harmless from and against any and all third party claims, suits, actions, liabilities, loss, costs, damages, and expenses (including reasonable outside attorneys' fees), arising in connection with any breach of any of their respective representations or warranties or obligations.

b. The Licensee shall defend and indemnify the Licensor and Heidi Klum and shall hold the Licensor and Heidi Klum harmless from and against any and all third party claims, suits, actions, liabilities, loss, costs, damages, and expenses (including reasonable outside attorneys' fees), arising in connection with (i) the breach of any of the Licensee's representations or warranties or obligations under this Agreement, (ii) personal injury, death, or damage to property arising from the Products, (iii) infringement claims (including, without limitation, trademark and copyright claims) in connection with the Products, (iv) the design, production, manufacture, distribution, marketing, advertising and/or other exploitation of the Products (or any element thereof or right therein), except to the extent covered by the Licensor's indemnity above, provided that the Licensee shall have the conduct of all third party claims and neither the Licensor or Heidi Klum will incur any expense for which payment by the Licensee is sought pursuant to this indemnity, or make any admission or comment to any third party or take any action, without prior consultation with and written agreement of the Licensee.

c. The indemnity set out at paragraph 21(b) shall not apply to claims, suits, actions, liabilities, loss, costs, damages, and expenses (including reasonable outside attorneys' fees) brought against Licensee by or on behalf of the Licensor or Heidi Klum. Licensee's liability for the foregoing whether arising in contract, tort or otherwise in connection with this Agreement shall be limited to two (2) million dollars in maximum aggregate liability, provided that no such limitation will apply in respect of [redacted] or in respect of death, personal injury, fraud or product liability claims.

22. Governing Law.

a. This Agreement shall be governed by and enforced in accordance with the laws of the State of California.

b. The parties consent to the exclusive jurisdiction of any state or federal court empowered to enforce this Agreement located in Los Angeles, California, and waive any objection thereto on the basis of personal jurisdiction or venue.

c. The parties shall endeavor first to attempt to resolve any controversy or claim through mediation, before commencing any other form of dispute resolution. Mediation shall be conducted in Los Angeles County.

23. Notices.

a. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed duly given upon receipt when delivered, or mailed by FedEx, registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To the Licensor:

Heidi Klum Company LLC
568 Broadway
Suite 603
New York, NY, 10012

With a courtesy copy to:

Gang, Tyre, Ramer & Brown, Inc.
132 South Rodeo Drive
Beverly Hills, CA 90212
Attention: Harold A. Brown, Esq. and Daniel S. Passman, Esq.

To Heidi Klum:

Heidi Klum
c/o Heidi Klum Company LLC
568 Broadway
Suite 603
New York, NY, 10012

With a courtesy copy to:

Gang, Tyre, Ramer & Brown, Inc.
132 South Rodeo Drive
Beverly Hills, CA 90212
Attention: Harold A. Brown, Esq. and Daniel S. Passman, Esq.

To the Licensee:

The Directors
Bendon Limited
8 Airpark Drive
Airport Oaks
Manukau, Auckland
New Zealand

24. Confidential Information.

a. No party will, at any time during or subsequent to the License Term, directly or indirectly publish or disclose to any person or entity, any Confidential Information (as defined below) of any other party which was disclosed to such party in the course of the License Term, the information, whether written or not, regarding the business, products and finances of any party, including, without limitation, information relating to existing and contemplated products, methods, business procedures, sales and their projections, marketing, public relations plans, programs and strategies, prices, costs and revenues, prospective and existing contracts or other business arrangements and any additional information acquired only because of a relationship with the party (including personal information), shall be presumed to be confidential ("Confidential Information"), except to the extent the same shall have been lawfully and without breach of obligation made available to the general public without restriction or shall have been disclosed pursuant to a requirement of a governmental agency. Without limiting the foregoing, the parties covenant and agree to use reasonable efforts to safeguard such Confidential Information and prevent disclosure or other dissemination thereof to any third party, other than the officers, employees, agents and independent contractors (including advisors, and attorneys) of a party who reasonably needs to have access to such Confidential Information for purposes of performing obligations to another party.

25. Miscellaneous.

a. Neither the rights granted to the Licensee by this Agreement or the property to which those rights relate may be charged or encumbered by Licensee to any other party.

b. The Licensor and the Licensee are independent contractors with respect to each other. Nothing herein shall create any association, partnership, joint venture or agency relationship between them.

c. The Licensee understands that this Agreement shall be deemed to have been drafted jointly by the parties, and the parties agree that the common-law principles of construing ambiguities against the drafter shall have no application hereto. The Agreement should be construed fairly and not in favor or against one party as the drafter hereof.

d. This Agreement constitutes the complete agreement of the parties on the subject matter contained herein and supersedes any prior oral or written agreement or understanding on the subject matter contained herein. This Agreement may not be amended except by a written instrument signed by the party against which

modifications or waiver or amendment is to be enforced. No waiver of any one provision shall be considered a waiver of any other provision and the fact that an obligation is waived for a period of time shall not be considered to be a continuing waiver. There are no other understandings or covenants, expressed or implied, not expressly set forth in this Agreement.

e. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Electronic and pdf copies of such signed counterparts may be used in lieu of the originals for any purpose.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

**HEIDI KLUM COMPANY LLC**

By: ______________________

An Authorized Signatory

Insofar as the above Agreement extends to copyright and trademark rights licensable and/or transferrable from Heidi Klum personally, as well as to any obligations, representations and warranties made or required personally by or of Heidi Klum hereunder, Heidi Klum is a signatory to this Agreement.

______________________

Heidi Klum

**BENDON LIMITED**

By: ______________________

An Authorized Signatory

2310375.9